(a Development Stage Company)

Consolidated Financial Statements

9 Month Period Ended September 30, 2010

(expressed in Canadian dollars)

Management's Responsibility For Financial Reporting

The accompanying financial statements of Zodiac Exploration Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with US generally accepted accounting principles and reflect management’s best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with United States generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed)  “Murray Rodgers”

(Signed) “Randy Neely”

President and Chief Executive Officer

Chief Financial Officer

June 07, 2011

Calgary, Alberta

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders:

We have audited the accompanying consolidated balance sheets of Zodiac Exploration Inc. and its subsidiaries (the “Company”) as of September 30, 2010 and December 31, 2009, and the related consolidated statements of loss and deficit, and of cash flows for the nine and twelve months ended September 30, 2010 and December 31, 2009 respectively. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zodiac Exploration Inc. and its subsidiaries at September 30, 2010 and December 31, 2009, and the results of their operations and their cash flows for the nine and twelve months ended September 30, 2010 and December 31, 2009 respectively in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

June 7, 2011

(a Development Stage Company)

Consolidated Balance Sheet

As at September 30, 2010 and December 31, 2009

Reported in CAD $

	Note	2010 $	2009 $
Assets
Current Assets
Cash		$ 58,445,410	$ 1,268,969
Accounts receivable		62,622	127,425
Prepaid expenditures		537,553	62,079
		59,045,585	1,458,473

Investment in KOS Energy Ltd.		25,000	50,000
Property, plant and equipment	5.	21,037,414	15,693,097
		$ 80,107,999	$ 17,201,570
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$ 2,133,176	$ 634,048
		2,133,176	634,048

Asset retirement obligation	6.	206,045	206,045
		2,339,221	840,093
Shareholders' Equity
Share capital	8.	74,741,933	12,912,111
Warrants	8.	6,546,828	5,242,619
Contributed surplus		1,100,412	235,643
Deficit		(4,620,395)	(2,028,896)
		77,768,778	16,361,477
		$ 80,107,999	$ 17,201,570
Nature of operations	1.
Commitments	11.
Subsequent events	14.

The accompanying notes are an integral part of these financial statements.

(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the 9 months ended September 30, 2010 and 12 months ended December 31, 2009, and the period from inception (June 12, 2008) to September 30, 2010

Reported in CAD $

	9 months ended September 30, 2010 $	12 months ended December 31, 2009 $	Inception (June 12, 2008) to September 30, 2010 $
Income
Interest income	$ 42,369	$ 21,103	$ 196,856
Operating expenses
General and administrative	1,876,956	1,548,299	3,806,697
Stock based compensation	813,679	183,462	997,141
Depletion, depreciation and accretion	33,280	22,368	61,535
Writedown of KOS investment	25,000	-	25,000
Foreign exchange loss (gain)	(115,047)	33,435	(73,122)
	2,633,868	1,787,564	4,817,251
Net loss before income taxes	(2,591,499)	(1,766,461)	(4,620,395)
Income taxes
Net loss	(2,591,499)	(1,766,461)	(4,620,395)
Deficit, beginning of period	(2,028,896)	(262,435)	-
Deficit, end of period	$ (4,620,395)	$ (2,028,896)	$ (4,620,395)

Basic and diluted loss per share:

$ (0.02)	$ (0.02)

Weighted average shares outstanding during the period                  163,810,884   81,820,932

The accompanying notes are an integral part of these financial statements.

(a Development Stage Company) Consolidated Statement of Equity
As at September 30, 2010
Reported in CAD $

	Common Stock					Total
	Shares	Amount	Contributed Surplus	Warrants	Acc. Deficit	Shareholders' Equity
Beginning Balance, Inception (June 12, 2008) to December 31, 2008	79,895,015	$ 12,089,611	$ -	$ 5,242,619	$ (262,435)	$ 17,069,795
Common shares issued pursuant to Finder's Fee	507,500	122,500	-	-	-	122,500
Common shares issued on property acquisition	2,900,000	700,000	-	-	-	700,000
Stock-based compensation	-	-	235,643	-	-	235,643
Net loss	-	-	-	-	(1,766,461)	(1,766,461)
Outstanding, December 31, 2009	83,302,515	12,912,111	235,643	5,242,619	(2,028,896)	16,361,477
Common shares issued through private placement	83,190,127	15,090,854	-	-	-	15,090,854
Warrants issued through private placement	-	-	-	1,296,397	-	1,296,397
Common shares issued on exercise of stock options	72,503	25,001	-	-	-	25,001
Contributed surplus effect on exercise of options	-	6,216	(6,216)	-	-	-
Common shares issued	142,156,840	49,999,992	-	-	-	49,999,992
Share issue costs	-	(3,308,683)	-	-	-	(3,308,683)
Shares held by Peninsula shareholders pursuant to RTO	8,861,626	16,442	-	-	-	16,442
Warrants held by Peninsula shareholders pursuant to RTO	-	-	-	7,812	-	7,812
Stock-based compensation	-	-	870,985	-	-	870,985
Net loss	-	-	-	-	(2,591,499)	(2,591,499)
As at September 30, 2010	317,583,611	74,741,933	1,100,412	6,546,828	(4,620,395)	77,768,778

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the 9 months ended September 30, 2010 and the 12 months ended  December 31, 2009, and the period from inception (June 12, 2008) to September 30, 2010

Reported in CAD $

	Note	2010 $	2009 $	Inception (June 12, 2008) to September 30, 2010 $
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period		$ (2,591,499)	$ (1,766,461)	$ (4,620,395)
Depreciation and amortization		33,280	22,368	61,535
Employee stock option plan and restricted stock expense		813,679	183,462	997,141
Asset impairment charges		25,000	-	25,000
Foreign currency exchange gains (losses)		(115,047)	33,435	(81,612)
Change in accounts receivable		48,031	(91,675)	(62,622)
Change in prepaids		(106,773)	(55,952)	(168,852)
Change in accounts payable and accrued liabilities		227,494	137,945	439,902
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES		(1,665,835)	(1,536,878)	(3,409,903)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment		(4,376,330)	(6,065,587)	(18,771,389)
Investment in KOS Energy Ltd.		-	(50,000)	(50,000)
Proceeds from sale of property, plant and equipment		-	159,300	159,300
NET CASH USED BY INVESTING ACTIVITIES		(4,376,330)	(5,956,287)	(18,662,089)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock		61,782,161	-	73,871,773
Proceeds from issuance of warrants		1,296,397	-	6,539,016
Proceeds from stock options exercised		25,001	-	25,001
NET CASH USED BY FINANCING ACTIVITIES		63,103,559	-	80,435,790
OTHER ACTIVITIES:

The accompanying notes are an integral part of these financial statements.

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the 9 months ended September 30, 2010 and the 12 months ended  December 31, 2009, and the period from inception (June 12, 2008) to September 30, 2010

Reported in CAD $

	Note	2010 $	2009 $	Inception (June 12, 2008) to September 30, 2010 $
Effect of exchange rate on cash and cash equivalents		115,047	(33,435)	81,612
NET CASH USED BY OTHER ACTIVITIES		115,047	(33,435)	81,612
Net cash increase (decreases) in cash and cash equivalents		57,176,441	(7,526,600)	58,445,410
Cash and cash equivalents at beginning of period		1,268,969	8,795,569	-
Cash and cash equivalents at end of period		$ 58,445,410	$ 1,268,969	$ 58,445,410

Supplemental data:

Interest received	42,369	21,103	196,856

The accompanying notes are an integral part of these financial statements.

(a Development Stage Company)

Notes to the Financial Statements

For the 9 and 12 months ended September 30, 2010 and December 31, 2009

Reported in CAD $

1. Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) as structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly-owned subsidiary of Peninsula Resources Ltd.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that does not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post-RTO. During the 9 month fiscal year ended September 30, 2010 the Company was primarily focused on preparing for, and raising capital to fund, its planned exploration and development program in California.  During the prior year the Company was engaged in the exploration for, and development and production of, petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia.  On December 15, 2009 the Company disposed of all of its oil and gas exploration and development interests in Kentucky. To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

The Company has consolidated in its accounts, the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited (“Peninsula Resources (Barbados)”); and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  On May 4 2009, Zodiac Exploration Corp. formed a wholly-owned subsidiary, Zodiac USA, under the laws of the state of Nevada  and simultaneously established Zodiac Kentucky. On June 18, 2009, Zodiac USA established Zodiac Energy.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly-owned by Zodiac USA to act as operating companies.  Zodiac Kentucky is inactive.

At September 30, 2010, the Company has not yet achieved profitable operations, has accumulated a deficit of $4,620,395 (2009 - $2,028,896) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at September 30, 2010, the Company’s cash balance was $58,445,410 (2009 - $1,268,970) primarily resulting from financings during the nine month period.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.

The Company changed its fiscal year from December 31 to September 30, effective September 30, 2010.    As a result, the figures in the consolidated statement of earnings and comprehensive income and consolidated cash statement of cash flows are for the nine and twelve months ended September 30, 2010 and December 31, 2009, respectively.

2. Significant Accounting Policies
Basis of preparation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of the Company and its subsidiaries, all of which are wholly-owned.

Estimates by management

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used.  The Company evaluates its estimates and assumptions on a regular basis.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the Company’s financial statements.

The Company uses estimates to calculate depreciation, depletion and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to estimate fair market value of investments, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

The Company calculated depreciation, depletion and accretion expense, and the ceiling test using estimates of oil and gas reserves remaining in oil and gas properties, commodity prices and capital costs required to develop those reserves. Estimates of volumes and the related future cash flows are subject to measurement uncertainty.  Such reserve estimates are subject to change as additional information becomes available.

Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of any existing asset retirement obligation (“ARO”) liability, a corresponding adjustment is made to the oil and gas property.

Impairment tests are carried out by the Company based upon the technical expertise of its personnel and are subject to measurement uncertainty.  The assumptions underlying the impairment tests are subject to change as circumstances dictate and additional information becomes available.

The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of the Company’s stock price, expected lives of the warrants and stock options, expected dividends and risk-free rate.

By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers’ acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Foreign currency translation

The financial statements of foreign subsidiaries are translated to Canadian ("CAD") dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" (ASC Topic 830.10).  The Company’s reporting currency is CAD dollars.  Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction. Revenues and expenses are translated at the average rate of exchange in effect during the period other than depreciation which is translated at historical rates. Exchange gains or losses arising from translation are included in operations.

Property, plant and equipment

i.        Petroleum and natural gas properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized on a country by country cost centre basis.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 25%.

ii.       Depletion

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.

In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling.

During the period there has been no production, and a depletion expense was not recognized.

iii.      Ceiling test

Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties.  A ceiling test is performed on a cost centre basis to recognize and measure impairment, if any.

Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the “adjusted carrying amount”), exceeds the estimated undiscounted future cash flows from the Company’s proved reserves.  The future cash flows are based on forecast prices and costs, as provided by an independent third party.  If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of the Company’s proved plus probable reserves.  Any recognized impairment is recorded as additional depletion and amortization expense.

iv.      Other assets

Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis.

Asset retirement obligations

The Company recognizes the fair value of an asset retirement obligation in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  The associated asset retirement costs are capitalized as part of the carrying value of the related assets.  The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

The Company evaluates such tax reporting methods on a periodic basis to determine if any uncertain tax positions exist that would require the establishment of a loss contingency.  A loss contingency would be recognized if it were probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated.

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position.  The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.  The Company has determined that no significant uncertain tax positions exist as of September 30, 2010 and December 31, 2009.

Financial instruments

The fair values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

Concentration of risk

The Company maintains its cash accounts primarily with one commercial bank in Canada and one commercial bank in the United States.  The Company's cash accounts consist of deposits maintained in Canadian and U.S. dollars.  Deposits in excess of insured amounts are an area of potential risk; to date, the Company has not incurred a loss in relation to this risk area.

Stock-based compensation

Stock-based compensation cost for options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period.  The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates and expected option life.  If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period.

The fair value of share-based awards is estimated on the date of grant using the Black-Scholes option-pricing model and for consultants each period until the award is vested.

3. Recent Accounting Developments

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by US investors, it is anticipated, given the Company’s current focus on the properties located in California, that the Company may become a Domestic Issuer from a Securities Exchange Commission perspective.  As a result, the Company would be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations.   In order to eliminate uncertainty in accounting standards adoption, the Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the Securities Exchange Commission ("SEC").  Further, the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.

The following recently issued accounting developments have been applied or may impact the Company in future periods.

Financing Receivables - In July of 2010, the FASB issued authoritative guidance related to improving disclosures around the credit quality of financing receivables and associated allowances for credit losses. This guidance requires a reporting entity to provide additional disclosures about the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and the assessment in determining the allowance for credit losses, as well as discussion of the changes in the allowance for credit losses. The guidance will be required for interim and annual reporting periods effective January 1, 2011. As we have no financing receivables, this guidance will not impact our disclosures and will not impact our consolidated financial position, results of operations or cash flows.

Fair Value Measurements - In January of 2010, the FASB issued authoritative guidance related to improving disclosures about fair value measurements. This guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. Separate presentation reconciling Level 3 fair value measurements (using significant unobservable inputs) shall be required; with disclosure regarding: information about purchases, sales, issuances and settlements. These disclosures will be required for interim and annual reporting periods effective January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. This guidance will require additional disclosure but will not impact our consolidated financial position, results of operations or cash flows.

Variable Interest Entities - In June of 2009, the FASB issued authoritative guidance related to variable interest entities which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting rights should be consolidated and modifies the approach for determining the primary beneficiary of a variable interest entity. This guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The guidance related to variable interest entities was effective on January 1, 2010 and did not have an impact on our consolidated financial position, results of operations or cash flows.

Oil and Gas Reserve Estimation and Disclosures - In January 2010, the FASB issued an Accounting Standards Update ("ASU"), Oil and Gas Reserve Estimation and Disclosures, which aligns the FASB’s oil and gas reserve estimation and disclosure requirements with the requirements in SEC Release No. 33-8955, “Modernization of Oil and Gas Reporting Requirements” (“Release”) issued in December 2008. The ASU is effective for reporting periods ending on or after December 31, 2009. The provisions include changes to pricing used to estimate reserves (with the use of an average of the first-day-of-the-month price for the 12-month period, rather than a year-end price for determining whether reserves can be produced economically), an expanded definition of oil and gas producing activities to include nontraditional resources, and amended definitions of key terms such as “reliable technology” and “reasonable certainty” which are used in estimating proved oil and gas reserve quantities. The primary objectives of the revisions are to increase the transparency and information value of reserve disclosures and improve comparability among oil and gas companies. The guidance related to reserves estimation and disclosures did not have an impact on the  reported value of the Company’s reserves or its financial statements.

4. Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula Resources Ltd., and a wholly-owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.); Peninsula was the continuing entity and renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX-Venture.  As a result of the transaction mechanics, the shareholders of Zodiac Exploration Corp. held 308,721,985 post-consolidation shares (97.21%) of the Company as of the Closing Date, and the shareholders of Peninsula held 8,861,626 post-consolidation shares (2.79%).

Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:

Cash	197,600
Prepaid Expenses	1,151
Accounts receivable	24,275
Accounts payables and accrued liabilities	(1,172)
Book value of net assets	221,854

Although Peninsula is the legal acquirer of Zodiac, as the shareholders of Zodiac Exploration Corp. hold approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. is treated as the acquirer under US GAAP.  Consequently Zodiac Exploration Inc. is deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets has been accounted for as an increase in share capital of $221,854 as Peninsula has been deemed not to meet the definition of a business under GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, have been charged to share capital in the amount of $197,600, resulting in a net increase to share capital of $16,442 and warrants of 7,812 (note 8b, 8c).

5. Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost $	Accumulated depletion & depreciation $	2010 Net Book Value $	2009 Net Book Value $
Oil and gas properties	$ 20,973,260	$ -	$ 20,973,260	$ 15,620,370
Other	113,326	(49,172)	64,154	72,727
Total	$ 21,086,586	$ (49,172)	$ 21,037,414	$ 15,693,097

On June 8, 2009 the Company acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net acres) of principally contiguous land in King’s County, California.  The terms of that transaction included: the Company paid an upfront fee of US $2.5 million (CDN $2.8 million), issued 2 million common shares of the Company, and agreed to pay 100% of land lease rentals until the initial well is drilled; to complete and pay for 100% of a seismic program prior to drilling the initial well and drill and pay for 100% of the first exploratory well on the Jaguar prospect (to be spud by January 2011) to earn an 80% working interest in Jaguar acreage.  In addition, the Company received an option to drill and pay for 100% of the first exploratory well on the Hawk prospect (to be elected by May 31, 2013) to earn an 80% working interest in the Hawk acreage (approximately 4,800 gross acres (3,860 net)).  All of the lands are entirely freehold lands and have varying royalty requirements, which average approximately 20%.  These lands are also subject to an overriding royalty interest that will pay 2.5% before payout and 4% after payout.

During 2010, the Company capitalized $737,817 (2009 - $522,488) of general and administrative expenditures and stock-based compensation costs directly attributable to exploration activities.

At September 30, 2010, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the assets.

6. Asset Retirement Obligation

As at September 30, 2010, the Company has estimated the net present value of its total ARO to be $206,045 based upon a total future undiscounted liability of $331,000, estimated to be incurred in approximately 2019.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 3%.

	September 30, 2010 $	December 31, 2009 $
Balance, beginning of period	206,045	-
Liabilities incurred	-	206,045
Accretion expense	12,363	-
Revision to ARO inputs	(12,363)	-
Balance, end of period	206,045	206,045
7. Future Income Taxes

a)

The significant components of the Company's future tax assets and liabilities are as follows:

	September 30, 2010 $	December 31, 2009 $
Property and equipment	(72,149)	(70,408)
Non-capital loss carryforward	1,275,225	603,699
Share issuance costs	929,943	148,185
Asset retirement obligation	59,753	59,754
Valuation allowance	(2,192,772)	(741,230)
	-	-

b)

The Company has estimated tax pools totaling $28,393,704 as follows:

	Rate of claim	September 30, 2010 $
Canadian exploration expense	100%	9,470,371
Canadian oil and gas property expense	10%	101,902
Undepreciated capital cost	various	96,645
U.S. tax pools	100%	11,120,758
Share issuance costs	20%	3,206,700
Non-capital losses		4,397,328
	-	28,393,704

c)

FIT Rate Reconciliation

	Zodiac Exploration Corp	Zodiac USA Corp	Total
Expected (income) loss	2,462,470	128,930	2,591,400
US Federal & State tax rate	-	43.4%	-
Adjustment on consolidation	-	(43.4%)	-
Consolidated tax rate	29%	34%	-
	714,116	43,836	757,952
Future tax differences	1,734,829	-	1,734,829
Non-deductible	(259,512)	-	(259,512)
Change in tax rates	-	-	-
Valuation	(2,189,433)	(43,836)	(2,233,269)
	-	-	-

8. Share Capital
a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b) Issued

	Number of Common Shares	Amount $
Outstanding, December 31, 2008	79,895,015	12,089,611
Common shares issued pursuant to Finder’s Fee (i)	145,000	35,000
Common shares issued on property acquisition (ii)	2,900,000	700,000
Common shares issued pursuant to Finder’s Fee (ii)	362,500	87,500
Outstanding, December 31, 2009	83,302,515	12,912,111
Common shares issued (iii)	29,000,000	5,175,500
Common shares issued through private placement (iv)	54,190,127	9,915,354
Common shares issued upon exercise of stock options (v)	72,503	25,001
Contributed surplus effect on exercise of options	-	6,216
Common shares issued (vi)	142,156,840	49,999,992
Share issue costs (iv, vi)	-	(3,308,683)
Shares held by Peninsula shareholders pursuant to the RTO (vii)	8,861,626	16,442
Outstanding, September 30, 2010	317,583,611	74,741,933

(i)

On June 1, 2009 the Company issued 145,000 common shares ($0.241 per share) to a third party for locating and presenting the Company with the KOS investment. The value of the common shares was included in oil and gas properties.

(ii)

On June 8, 2009 the Company issued 2,900,000 common shares to a third party in part payment to acquire the right to drill for oil and gas on properties located in the San Joaquin Basin in California.  In addition the Company issued 362,500 common shares ($0.241 per share) to a third party for locating and presenting the Company with the California transaction. The value of the common shares issued was included in oil and gas properties.

(iii)

On January 7, 2010, the Company issued 29,000,000 common shares ($0.179 per share) for total gross cash proceeds of $5,175,500.

(iv)

During the fiscal year ended September 30, 2010, the Company issued 54,190,127 Units, respectively, of the Company for total gross proceeds of $11,211,750 ($0.207/Unit).  Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.414/share (note 8(c)(ii)). The Company incurred $28,326 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(v)

During the fiscal year ended September 30, 2010, former consultants of the Company exercised options to purchase 72,503 shares ($0.345/share).

(vi)

On September 2, 2010, the Company issued 142,156,840 common shares ($0.352 per share) for total gross cash proceeds of $49,999,992.  The Company incurred $3,280,357 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(vii)

Pursuant to the reverse takeover transaction that occurred on September 28, 2010 (note 4), all existing Zodiac Exploration Corp. shares were exchanged on a 1:1.45 ratio for Zodiac Exploration Inc. shares.  At the time of the RTO, Peninsula shareholders held 8,861,626 shares and another 4,800,000 full share purchase warrants exercisable at $0.125/share of the Company.

c) Warrants
	Equivalent Number of Warrants (iv)	Weighted Average Exercise Price $	Amount $
Outstanding, December 31, 2009 and December 31, 2008 (i)	45,675,000	1.034	5,242,619
Warrants issued on private placement (ii)	27,095,061	0.414	1,296,397
Peninsula Warrants pursuant to RTO (iii)	4,800,000	0.125	7,812
Outstanding, September 30, 2010	77,570,061	0.761	6,546,828

(i)

As part of the August 8, 2008 subscription agreement, subscribers received one warrant per unit purchased for a total of the equivalent of 45,675,000 warrants.  Each equivalent warrant entitles the holder to purchase one common share of the Company at a price of $1.034 until February 10, 2012.  A value of $5,242,619 ($0.115 per warrant) has been attributed to the warrants issued under the subscription agreement based on the Black-Scholes pricing model and has been credited to warrants within shareholders’ equity.

2008
Risk-free interest rate	2.94%
Expected life	3.5 years
Expected volatility	81.7%
Fair value per whole warrant	$0.115

(ii)

In conjunction with the units issued, noted in note 8(b)(iv), the Company issued the equivalent of 27,095,061 common share purchase warrants during the fiscal year ended September 30, 2010.  Each whole warrant has an exercise price of $0.414/share and expires 5 years after the grant date.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The fair value of the warrants issued was $1,296,397, which was allocated from the gross proceeds received on the private placement.

(iii)

Pursuant to the RTO, there are 4,800,000 common share purchase warrants outstanding as of September 30, 2010 that had been previously issued by Peninsula Resources Ltd. (the “Peninsula Warrants”) Each warrant has an exercise price of $0.125/share and expires April 20, 2011.

The valuation assigned to the Peninsula Warrants was determined using the original value proportion attributed to the warrants from the original equity raise, using the Black-Scholes option pricing model.  The assumptions used in the calculation were as noted below:

2010
Risk-free interest rate	1.62%
Expected life	1 years
Expected volatility	168.2%
Fair value per whole warrant	$0.002

The fair value of the warrants outstanding was $7,812, which has been allocated from the share capital increase recorded from the residual value of Peninsula's net book value assets (Note 4)

(iv)

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise, the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration shares, with the corresponding ratio applied to the exercise price.  The figures shown in note 8(c)(i) and (ii) are shown on a post-conversion basis (ie. Original issue x 1.45 (as applicable)).

d) Performance warrants

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.21/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO, which was completed on September 28, 2010, was the liquidity event for the Performance Warrants, and the initial liquidity price was equal to $0.35; the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing (note 8 (b) (vi)).  The remaining warrants become exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the previous increment, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  As at September 30, 2010, 2,537,500 performance warrants are exercisable.

The fair value of the performance warrants issued during the period are estimated as at the grant date using the Black-Scholes option pricing model, with the expense being recognized over the expected vesting term if those terms are more likely than not to be realized. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the nine month period ended September 30, 2010 was $489,486 and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus.

e) Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.

Under the share option plan of the company (the “Plan”), the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company.   The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest over three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.

During the period ended September 30, 2010, the Company granted the equivalent of 5,524,500 stock options, 459,163 options were forfeited, 72,503 options were exercised, and there were no expiries. The following table summarizes information about the Company’s stock options outstanding at September 30, 2010:

			2010
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	4,756,000	0.345	3.77
Granted	5,292,500	0.207	4.54
Granted	232,000	0.352	4.89
Forfeited	(459,163)	0.280	-
Exercised	(72,503)	0.345	-
Balance, end of year	9,748,834	0.273	4.18

The following table summarizes information about the Company’s stock options outstanding at December 31, 2009 (adjusted for exchange ratio):

			2009
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	-	-	-
Granted	4,770,500	0.345	4.52
Cancelled	(14,500)	0.345	4.71
Balance, end of year	4,756,000	0.345	4.52

As at September 30, 2010, the Company had 5,128,167 options granted but not yet vested.

f) Stock-based compensation

During the fiscal year ended September 30, 2010, the Company granted the equivalent 5,524,500 options to officers, directors and consultants (2009 – 4,770,500).  The terms of the grant are consistent with the Plan and options are exercisable at the equivalent of $0.21 per option and expire 5 years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2010	2009
Risk-free interest rate	1.64%	2.30%
Expected life	2.6 years	5 years
Expected volatility	75.19%	50%
Forfeiture rate	0%	0%
Fair value per option	$0.097	$0.086

Compensation expense recognized for the period ended September 30, 2010 was $381,520 (2009 - $235,643). Of the total compensation expense for the period ended September 30, 2010, $324,193 (2009 - $183,462) has been recorded as a stock-based compensation expense related to options issuances and $57,327 (2009 - $52,181) has been capitalized for options issued to consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period ended September 30, 2010 of 163,810,884 (December 31, 2009 – 81,820,932).  Weighted average number of shares and calculation of diluted loss per share have been restated for the prior year in accordance with reverse takeover accounting guidance. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants and vested stock options of 77,570,061 and 4,620,667, respectively, were not dilutive due to the Company’s loss position.

h) Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital.  As the Company is still in the development stage its principal source of funds is from the issuance of common shares and warrants.  The Company’s ability to raise future capital through equity is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

As part of the capital management program the Company monitors its working capital ratio. The Company’s objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of currents assets divided by current liabilities.  At September 30, 2010, the working capital ratio was 27.7:1 (2009 – 2.3:1). The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

9. Related Parties

Related party transactions during the fiscal year ended September 30, 2010 not disclosed elsewhere in these consolidated financial statements are as follows:

a) Aggregate management fees of $220,000 (2009 – $580,732) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.  All officers of the Company became employees on May 1, 2010.

b) Included in accounts payable as at September 30, 2010 was $nil (2009 - $34,125) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10. Fair value measurement

The Company adopted the authoritative guidance for fair value measurements effective January 1, 2008 for financial assets and liabilities and effective January 1, 2009 for non-financial assets and liabilities.  ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.  The Company's financial assets and liabilities are measured at fair value on a recurring basis.  The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non-recurring basis.  For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements.  As none of the Company's non-financial assets and liabilities were impaired during the period ended September 30, 2010, and no other fair value measurements are required to be recognized on a non-recurring basis, no additional disclosures are provided at December 31, 2010.

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following three-level hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3

Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At September 30, 2010, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company’s investment in KOS Energy Ltd, which has been valued according to level 2. Based upon management judgment and the pricing obtained on the most recent equity raise by KOS Energy Ltd, the Company wrote down the investment and recognized a $25,000 impairment. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

11. Commitments

a)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)

The Company holds an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$27,490 per annum, payable in monthly instalments of US$2,291. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

c)

Drilling commitments pursuant to the California transaction are included in note 5.

12. Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:

	Nine months ended September 30, 2010 ($)
	Canada	United States	Total
Interest income	42,369	-	42,369
Depletion and depreciation	19,864	1,053	20,917
Net loss	(2,462,470)	(129,031)	(2,591,501)
Property and equipment	9,917,708	11,119,706	21,037,414
Total assets	68,831,545	11,276,454	80,107,999

	Twelve months ended December 31, 2009 ($)
	Canada	United States	Total
Interest income	21,103	-	21,103
Depletion and depreciation	22,368	-	22,368
Net loss	(1,672,972)	(93,489)	(1,766,461)
Property and equipment	9,285,545	6,407,552	15,693,097
Total assets	10,657,348	6,544,222	17,201,570

13. Accounts Payable

Accounts payable as at September 30, 2010 (December 31, 2009) consist of the following:

	2010	2009
Other accounts payable	1,633,422	501,351
Accrued liabilities	499,754	132,697
Total accounts payable	2,133,176	634,048
14. Subsequent Events

a)

Subsequent to period end, the Company entered into an agreement whereon Zodiac shall acquire, through farm-in, a 74.5% working interest in approximately 22,000 acres (the "Assets") located in Kings and Kern Counties in California (the "Acquisition"). Total consideration to be paid by Zodiac for the Assets will be US $8.6 million which will be comprised of US $5.7 million in cash, US $1.9 million in common shares of Zodiac and a US $1 million credit in respect of future cash calls made by Zodiac to the seller. In addition, Zodiac shall be required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  Closing of the transaction is expected to occur on or before January 31, 2011 and remains subject to completion of standard due diligence and the receipt by Zodiac of all required regulatory approvals, including the approval of the TSX Venture Exchange.

b)

Subsequent to the period end, the Board of Directors of the Company approved the acceleration of the release from escrow, of common shares of the Company on which escrow conditions were imposed on the shareholders of Zodiac Exploration Corp. ("Old Zodiac") in connection with the acquisition (the RTO) of Old Zodiac by Peninsula. Each of the applicable dates for the release from escrow as described in the Company's joint information circular dated August 27, 2010 and letter of transmittal forwarded to shareholders in connection with the RTO Transaction will now be moved ahead by three months such that the final escrow release date will occur on October 5, 2011, subject to further acceleration by the Board of Directors of the Company.

c)

Subsequent to the period end, the Board of Directors of the Company approved the issuance of 1,065,000 options.  The stock options are exercisable at prices ranging from $0.48 - $0.69 and will vest as to one-third on the first anniversary date of grant, one-third on the second anniversary date of grant, and the remaining one-third on the third anniversary date of grant and shall expire five years from the date of grant.

d)

Subsequent to period end, the Company had minimal activities in the Windsor Basin in Nova Scotia.  Factors the Company considered (among others) were: intent to drill by the Operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results, along with activity.  Given that the Operator is no longer allocating meaningful resources to continued evaluation, lack of proved reserves attributable to the property and lack of success to date in finding a joint venture partner to fund a drilling program, the Company felt that a full impairment charge of $8,471,858 was both reasonable and warranted during the quarter ended March 31, 2011.

e)

Subsequent to period end, the equivalent of 31,175,000 warrants (issued in 2008) were exercised, yielding $32,250,000 net to the Company.